Media Release

Rio Tinto agrees sale of interest in Bengalla Joint Venture for US$606 million

30 September 2015

Rio Tinto has reached a binding agreement for the sale of its 40 per cent interest in the Bengalla coal Joint Venture in Australia to New Hope Corporation Limited for US$606 million1.

Bengalla is the smallest of three coal mines in the Hunter Valley of New South Wales in which Rio Tinto holds an interest, producing 8.6 million tonnes (3.4 million tonnes based on a 40 per cent Rio Tinto share) in 2014.

Rio Tinto has now announced or completed US$4.5 billion2 of divestments since January 2013, with the agreed sale of its interest in the Bengalla Joint Venture.

Rio Tinto Copper & Coal chief executive Jean-Sébastien Jacques said “This sale will deliver value for our shareholders as we remain focused on continuing to develop the strongest core portfolio of assets in the mining industry.

“It demonstrates our commitment to further strengthening our balance sheet, maintaining a disciplined approach to allocating capital across the Group and delivering strong returns for shareholders through the cycle.

“Bengalla mine is a robust, well-managed business with a productive workforce and we believe it will have a positive future under the new owner with different capital allocation priorities. We expect the business to make a significant and ongoing contribution to the New South Wales economy. Rio Tinto will ensure high safety and environmental standards are maintained through the transition to the new owners.”

Rio Tinto and Mitsubishi Development have recently agreed a simplification to the ownership structure of Coal & Allied which helps enable this transaction. Under the agreement, Rio Tinto will assume 100 per cent ownership of Coal & Allied. Mitsubishi Development will move from holding a 20 per cent stake in Coal & Allied to holding a direct 32.4 per cent stake in the Hunter Valley Operations mine.

Subsequent to the completion of this transaction, Rio Tinto as a 100 per cent owner of Coal & Allied will:

  receive all consideration set out above associated with the sale of Rio Tinto’s interest in the Bengalla Joint Venture;

  hold a 67.6 per cent interest with management rights in the Hunter Valley Operations mine;

  hold interests of 80 per cent and 55.6 per cent respectively, with management rights, in the integrated Mount Thorley and Warkworth operations; and

  hold a 100 per cent interest in the Mount Pleasant project.

The transactions are subject to certain conditions precedent being met, including the pre-emption rights of the Bengalla Joint Venture partners.

The sale of the interest in the Bengalla Joint Venture is expected to close in the first quarter of 2016.

1 Sale consideration is AU$865 million converted into US$606 million at the current spot rate of 0.70.
2 Amount is before finalisation of net debt and working capital adjustments.

Note to editors

Rio Tinto manages Coal & Allied's coal operations, which are located in the Hunter Valley region of New South Wales, Australia. The operations include Mount Thorley Warkworth, Hunter Valley Operations and Bengalla. The Mount Pleasant project is also owned by Coal & Allied.

Hunter Valley Operations and Mount Thorley Warkworth are multi-seam, multi-pit, open-cut mining operations that produced 4.8 million tonnes of semi-soft coking coal and 21 million tonnes of thermal coal in 2014.

Mount Pleasant is a large-scale, thermal coal greenfield project with total marketable reserves of 474 million tonnes3.

Following the restructure of Coal & Allied, Hunter Valley Operations will be owned by Coal & Allied (67.6 per cent) and Mitsubishi Development (32.4 per cent).

Mount Thorley is owned by Coal & Allied (80 per cent) and POSCO Australia (20 per cent). Warkworth is owned by Coal & Allied (55.57 per cent), Mitsubishi Development (28.9 per cent), Nippon Steel & Sumitomo Metal Australia (9.53 per cent) and Mitsubishi Materials Australia (6 per cent).

The Mount Pleasant project is owned by Coal & Allied (100 per cent). Coal & Allied holds a 30 per cent direct and 6.45 per cent indirect interest in Port Waratah Coal Services, the owner and manager of the Kooragang and Carrington Coal Terminals in the Port of Newcastle.

3 This estimate of total marketable reserves was reported on page 199 of the Rio Tinto 2014 Annual Report dated 4 March 2015 and released to the ASX on 6 March 2015. The Competent Person responsible for this reserve estimate was Mr Andrew Prentice, AusIMM. Rio Tinto confirms that it is not aware of any new information or data that materially affects this reserve estimate, that all material assumptions and technical parameters underpinning the estimate continue to apply and have not materially changed, and that the form and context of the reserve estimate has not been materially modified.

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